Mail Stop 4561

February 22, 2008

Robert Ellis
Vice President
Radiant Systems, Inc.
3925 Brookside Parkway
Alpharetta, GA 30022

> **Re: Radiant Systems, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **File No. 000-22065**

Dear Mr. Ellis:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                                Sincerely,

                                Craig Wilson
                                Senior Assistant Chief Accountant